VF
2-11-04

CM

04002169

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49397

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial World Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9312 W. 150th Terrace
(No. and Street)

Overland Park	KS	66221
(City)	(State)	(Zip Code)

RECEIVED FEB 10 2004

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brad Bervert (913) 681-0475
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Acord Cox & Company
(Name – *if individual, state last, first, middle name*)

15700 College Blvd., Suite 100	Lenexa	KS	66219
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 17 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brad Bervert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial World Corporation, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT & CFO

Title

Notary Public

Notary Public-State of Kansas
PHILIP C. GROWNEY
My Appointment Exp. 1/17/05

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL WORLD CORPORATION

Financial Statements for the
Years Ended December 31, 2003 and 2002
and Independent Auditors' Report

FINANCIAL WORLD CORPORATION

TABLE OF CONTENTS

Acord Cox & Company
Certified Public Accountants

15700 College Blvd. Suite 100 Lenexa, KS 66219
913•541•1993 Fax/913•492•7953

INDEPENDENT AUDITORS' REPORT

Board of Directors
Financial World Corporation
Overland Park, Kansas

We have audited the accompanying balance sheet of Financial World Corporation (the "Company") as of December 31, 2003 and 2002, and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

As discussed in Note 8, the Company is involved in multiple arbitration claims for damages against the Company in excess of $750,000. While it is not feasible to predict the outcome of the arbitration, management feels that the claims are without merit. The ultimate outcome of these matters cannot be determined; no provision for any liability has been made in these financial statements.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the table of contents is not a required part of the basic financial statements, but is supplementary information required by the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Acord Cox & Company

January 15, 2004

FINANCIAL WORLD CORPORATION

BALANCE SHEETS
DECEMBER 31, 2003 AND 2002

ASSETS	2003	2002
CURRENT ASSETS		
Cash and cash equivalents	$ 74,654	$ (5,722)
Deposits with clearing organization	50,000	50,000
Accounts receivable	12,118	14,096
Membership in NASD Exchange	3,000	3,000
Other	500	300
Total current assets	140,272	61,674
FURNITURE AND EQUIPMENT		
Furniture	5,631	5,631
Equipment	66,108	66,108
	71,739	71,739
Accumulated depreciation	(54,677)	(43,951)
	17,062	27,788
DUE FROM STOCKHOLDER	33,500	30,000
	$ 190,834	$ 119,462

LIABILITIES AND STOCKHOLDERS' EQUITY	2003	2002
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 86,309	$ 13,234
Other current liabilities	11,091	10,139
Total current liabilities	97,400	23,373
STOCKHOLDERS' EQUITY		
Common stock, no par value, 100,000,000 shares authorized, 5,959,093 shares issued and outstanding	42,000	42,000
Additional paid-in capital	126,433	126,433
Retained deficit	(55,536)	(52,881)
Treasury stock, 39,093 shares, at cost	(19,463)	(19,463)
	93,434	96,089
	$ 190,834	$ 119,462

See notes to financial statements.

FINANCIAL WORLD CORPORATION

STATEMENTS OF OPERATIONS
YEARS ENDING DECEMBER 31, 2003 AND 2002

	2003	2002
REVENUES		
Net commissions	$ 1,158,461	$ 942,226
Management fees	-	2,286
	1,158,461	944,512
GENERAL & ADMINISTRATIVE EXPENSES	1,161,336	986,797
NET LOSS FROM OPERATIONS	(2,875)	(42,285)
OTHER INCOME (EXPENSES)		
Interest income	220	1,115
Equity in loss of limited liability company	-	(2,511)
Interest expense	-	(185)
	220	(1,581)
NET LOSS	$ (2,655)	$ (43,866)

See notes to financial statements.

FINANCIAL WORLD CORPORATION

STATEMENTS OF CASH FLOWS
YEARS ENDING DECEMBER 31, 2003 AND 2002

	2003	2002
OPERATING ACTIVITIES		
Net loss	$ (2,655)	$ (43,866)
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation	10,726	17,447
Investment in limited liability company		2,511
Changes in operating assets and liabilities:		
Accounts receivable	1,978	(4,855)
Other assets	(200)	13,936
Accounts payable and accrued expenses	73,075	(41,056)
Other current liabilites	952	10,127
Cash used in operating activities	83,876	(45,756)
INVESTING ACTIVITIES		
Purchase of equipment		(18,796)
Return of deposits		25,000
Increase in due from stockholder	(3,500)	(30,000)
Cash used in investing activities	(3,500)	(23,796)
FINANCING ACTIVITIES		
Proceeds from issuance of common stock		40,000
Cash provided by financing activities		40,000
NET DECREASE IN CASH	80,376	(29,552)
CASH, BEGINNING OF YEAR	(5,722)	23,830
CASH, END OF YEAR	$ 74,654	$ (5,722)

See notes to financial statements.

FINANCIAL WORLD CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDING DECEMBER 31, 2003 AND 2002

	Common Stock		Additional Paid-In	Retained	Treasury Stock		
	Shares	Amount	Capital	Deficit	Shares	Amount	Total
BALANCES, DECEMBER 31, 2001	5,159,093	$ 2,000	$ 126,433	$ (9,015)	(39,093)	$ (19,463)	$ 99,955
Common stock issued	800,000	40,000					40,000
Net loss				(43,866)			(43,866)
BALANCES, DECEMBER 31, 2002	5,959,093	42,000	126,433	(52,881)	(39,093)	(19,463)	96,089
Net loss				(2,655)			(2,655)
BALANCES, DECEMBER 31, 2003	5,959,093	$ 42,000	$ 126,433	$ (55,536)	(39,093)	$ (19,463)	$ 93,434

See notes to financial statements.

FINANCIAL WORLD CORPORATION

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   a. Description of Business - Financial World Corporation ("the Company") is engaged in the brokerage of financial products to the general public and accredited investors. The Company has an agreement with a third party clearinghouse to process all of their clients' transactions. The Company is based in the Kansas City Metropolitan area, with satellite offices in various locations in the United States.

   b. Revenue Recognition - Customers' security transactions are recorded on a trade date basis. Management fees and interest income are accrued as earned.

   c. Cash and Cash Equivalents - For purposes of reporting cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

   d. Furniture and Equipment - Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the corresponding assets.

   e. Advertising Costs - Advertising costs are charged to operations when incurred. Advertising expense was $6,414 and $5,129 for the years ended December 31, 2003 and 2002.

   f. Income Taxes – Through May 2, 2002 the Company was taxed under Subchapter S of the Internal Revenue Code; accordingly, stockholders were responsible for taxes on corporate income through that date. On May 2, 2002 the Company terminated its Subchapter S election and became a taxpaying entity.

      For the period subsequent to May 2, 2002, deferred tax liabilities and assets are recognized for the tax effect of differences between the financial statement and tax basis of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

2. SIGNIFICANCE OF ESTIMATES

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. NET CAPITAL REQUIREMENTS

   The company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $39,372, which was $34,372 in excess of its required net capital of $5,000. The Company's net capital ratio was 2.83 to 1.

4. RELATED PARTY TRANSACTIONS

The Company currently has month-to-month rental agreements with its principal shareholder. Under the agreements, office space and equipment are rented to the Company. Total rental expense and cost reimbursement paid to the principal stockholder under these agreements was $58,691 and $57,509 for the years ended December 31, 2003 and 2002.

5. INVESTMENT IN LIMITED LIABILITY COMPANY

The Company is the managing member, under an operating agreement, in the Hedge Fund, LLC. The Hedge Fund, LLC, a limited liability company under the laws of the state of Kansas, was formed in June 1999. The purpose of the Company is to invest primarily in stocks and bonds, mutual fund shares, stock options, index options and other benefits for the members. The Company owned less than 1% of the limited liability company at December 31, 2003 and 2002. At December 31, 2002, the Company's equity interest in the Hedge Fund, LLC was valued at zero. The Company earned commissions and management fees of $22,138 and $2,286, respectively, from the Hedge Fund, LLC for the year ended December 31, 2002. No management fees or commissions were received by the Company in 2003.

6. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparts primarily include broker-dealers and buyers and sellers of securities. In the event counterparts do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterpart. It is the Company's policy to review, as necessary, the credit standing of each counterpart.

7. INCOME TAXES

The Company's deferred tax asset, principally related to its net operating loss carryforward, totaled $13,400 and $12,500 at December 31, 2003 and 2002. A corresponding valuation allowance of the same amount was recorded at December 31, 2003 and 2002.

As of December 31, 2003, the Company has available approximately $57,000 of unused net operating loss carryforwards for regular tax purposes, which expire through 2018.

8. CONTINGENCIES

The Company is involved in multiple arbitration and litigation claims for damages against the Company in excess of $750,000. While it is not feasible to predict the outcome, management feels that the customers' claims are without merit. The ultimate outcome of these matters cannot be determined; no provision for any liability has been made in these financial statements.

* * * * *

FINANCIAL WORLD CORPORATION

GENERAL & ADMINISTRATIVE EXPENSES
YEARS ENDING DECEMBER 31, 2003 AND 2002

	2003	2002
COSTS AND EXPENSES		
Commissions	$ 879,730	$ 663,596
Equipment rental		900
Advertising expense	6,414	5,129
Automobile expense	13,563	34,663
Cleaning	3,503	4,028
Depreciation	10,726	17,447
Telephone expense	10,831	15,493
Printing and reproduction expense	478	107
Insurance	4,507	5,859
Meeting expense	16,116	9,929
Legal and professional	60,856	84,373
Office expense	10,303	5,511
Postage and delivery	4,160	2,700
Office rent	38,127	35,479
Payroll expenses	1,381	240
Repairs and maintenance	21,564	22,030
Utilities	6,180	3,946
Computer and information services expense	10,556	16,434
Travel, meals and entertainment	13,172	15,962
Dues and subscriptions	2,750	
Moving expense	360	278
Other fees and clearing charges	35,440	38,293
Miscellaneous expense	10,619	4,400
	$ 1,161,336	$ 986,797

FINANCIAL WORLD CORPORATION
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2003

NET CAPITAL	
Total Stockholder's Equity	$ 93,434
Less Non-Allowed Assets:	
Due from stockholder	33,500
Furniture and equipment, net	17,062
Membership in NASD Exchange	3,000
Other assets	500
	54,062
Net Capital	$ 39,372
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 86,309
Other current liabilities	11,091
Total Aggregate Indebtedness	$ 97,400
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum Net Capital Required	$ 5,000
Excess net capital	$ 34,372
Ratio of aggregate indebtedness to net capital	2.83 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION:

Net Capital per Company's fourth quarter FOCUS report	$ 39,372
Audit adjustments (net)	-
Net Capital reported above	$ 39,372

FINANCIAL WORLD CORPORATION

Schedule II
Computation of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2003 and 2002

An exemption is claimed from Rule 15c3-3 under the exemptive provisions of paragraph (k)(2)(ii) as the Company does not hold customer funds or securities. All accounts are on a fully disclosed basis.

FINANCIAL WORLD CORPORATION

Schedule III

Information Relating to Possession or Controle Requirements Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2003 and 2002

The Company has complied with the exemptive requirements of Rule 15c3-3 of the Securities and Exchange Commission and did not maintain possession or control of any customer funds or securities as of December 31, 2003.

FINANCIAL WORLD CORPORATION

Schedule IV

Schedule of Segregation Requirements and Funds in Segregation for Customers Regulated Commodity Futures and Options Accounts

December 31, 2003 and 2002

The Company is exempted under Rule 15c3-3(k)(2)(ii).

<u>Memorandum Regarding Internal Accounting Control</u>

To Directors and Shareholders of
Financial World Corporation

In planning and performing our audit of the financial statements of Financial World Corporation as of December 31, 2003, we considered its internal control structure, which includes the procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedure) followed by the company that we considered relevant to the objectives stated in Rule 17a-5 (g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3 (a) (11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the company in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commissions' above mentioned objectives. The objectives of internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the accounting system and control procedures, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulation, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and State security regulatory agencies and should not be used for any other purpose.

January 15, 2004